EXHIBIT 99.1

Earnings Release Q2 2025 | H1 2025

Aura Announces Q2 2025 and H1 2025 Financial and Operational Results

ROAD TOWN, British Virgin Islands, August 5, 2025 – Aura Minerals Inc. (NASDAQ: AUGO) (TSX: ORA) (B3: AURA33) (“Aura” or the “Company”) announces that it has filed its audited consolidated financial statements and management discussion and analysis (together, “Financial and Operational Results”) for the period ended June 30, 2025. The full version of the Financial and Operational Results can be viewed on the Company’s website at www.auraminerals.com, on SEDAR+ at www.sedarplus.ca. or on SEC www.sec.com.

“In Q2, we achieved another record-high Adjusted EBITDA of US$106 million, driven by higher production and gold price of US$3,185 / Oz, bringing our last twelve months (LTM) Adjusted EBITDA to US$344 million at an average gold price of US$2,812 / Oz. Additionally, Aura reached significant milestones, including the publication of the Preliminary Economic Assessment (PEA) for Era Dorada, the signing of a purchase agreement for MSG, and a successful IPO on Nasdaq. We also approved our quarterly dividend payment, delivering a 7.4% yield return to our shareholders over the LTM, inclusive of share buybacks. Looking ahead, we expect commercial production at Borborema, the completion of the MSG acquisition in Q3, and to meet our production and cost guidance for the year.” Commented Rodrigo Barbosa President and CEO of Aura.

Operational & Financial Headlines Q2 2025 and H1 2025

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Total Production (GEO)	64,033	60,087	7%	64,327	0%	124,120	132,514	-6%
Total Sales (GEO)	62,452	60,491	3%	63,258	-1%	122,943	132,344	-7%

Net Revenue	190,436	161,804	18%	134,411	42%	352,240	266,489	32%
Gross Profit	103,939	78,428	33%	51,308	103%	182,367	97,989	86%
Gross Margin	55%	48%	6 p.p.	38%	16 p.p.	52%	37%	15 p.p.
Adjusted EBITDA	106,224	81,479	30%	56,172	89%	187,703	109,380	72%
Adjusted EBITDA Margin	56%	50%	5 p.p.	42%	14 p.p.	53%	41%	12 p.p.
Net Income	8,147	(73,249)	n.a.	(25,775)	-132%	(65,102)	(34,992)	n.a.
Net Income Margin	4%	-45%	n.a.	-19%	-122%	-18%	-13%	n.a.
Adjusted Net Income¹	36,834	26,903	37%	9,414	291%	63,737	22,980	177%
Adjusted Net Income Margin	19%	17%	3 p.p.	7%	176%	18%	9%	9 p.p.
Cash Cost (US$/GEO)	1,146	1,149	0%	1,080	6%	-	1,040	-100%
All In Sustaining cost (US$/GEO)	1,449	1,461	-1%	1,328	9%	1,455	1,307	11%

Operating Cash Flow	60,420	41,229	47%	53,612	13%	83,867	79,464	6%
Net Debt/LTM EBITDA	0.8x	0.9x	-0.1x	0.8x	0.0x	0.8x	0.8x	0.0x
CAPEX	50,327	51,725	-3%	23,575	113%	102,052	53,278	92%

1. Adjusted Net Income of Q1 2025 does not consider deffered taxes over non-monetary items.

Except as otherwise noted in this document, references herein to “US$” or and “$” are to thousands of United States dollars

Headlines

•	Total production in Q2 2025 reached 64,033 gold equivalent ounces (“GEO”), 7% higher than Q1 2025 and in line compared to the same period last year at current metal prices. At constant metal prices, production increased by 9% when compared to both Q1 2025 and Q2 2024. During the quarter, Aura commenced operations at Borborema — anticipated to be one of the Company’s largest and lowest cash cost operations. In H1 2025, production was 124,120 GEO an increase when compared to the result of H1 2024 of 122,680 GEO, at constant prices. Compared to the public guidance for 2025, this total production represents 47% of the low proposed guidance and 41% of the high proposed guidance, reinforcing the Company's confidence in meeting the 2025 production guidance, since Borborema is still in the ramp up phase.

•	Sales volumes was 62,452 in GEO this quarter, a decrease by 1% in Q2 2025 from Q2 2024 and increased by 3% when compared to the previous quarter. This result in the quarter was in line with Aura’s expectation, reflecting Apoena mine’s investment phase and also due to lower sales volumes at Aranzazu, considering the negative impact of the copper to gold conversion (despite the total sale copper was 16,815 Klb, a 30% increase compared to Q2 2024 and 23% higher than Q1 2025) and Minosa, all partially offset by the

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

•	preliminary production of Borborema and higher sales volumes at Almas. Compared to the same period of 2024, sales decreased mainly due to lower production at Minosa and Apoena, gold prices that negatively impacted GEO conversion at Arazanzu. In H1 2025, sales volumes decreased by 7%, mainly due to lower sales volumes at Aranzazu (due to GEO conversion), Apoena and Minosa.

•	Net Revenues reached a record high of US$190,436 in Q2 2025, representing an increase of 42% compared to Q2 2024 and an increase of 18% when compared to Q1 2025, mainly due to higher gold price. In H1 2025, revenues reached US$352,240, an increase of 32% compared to the same period of 2024.

o	Average net realized gold sale prices increased by 14% in Q2 2025 compared to Q1 2025, with an average of US$3,185/oz in the quarter. Compared to Q2 2024, average net realized gold sale prices increased 44% (US$2,208). In H1 2025, average net realized gold sale prices reached US$2,986, a 42% increase when compared to H1 2024.

o	Average realized copper sale prices increased 5% compared to Q1 2025, with an average of US$4.46/lb in the quarter, and were in line with the same period in 2024. In H1 2025, average copper sale prices reached US$4.36, a 5% increase when compared to H1 2024.

•	Adjusted EBITDA reached another record high of US$106,224 in Q2 2025, marking the fourth consecutive quarterly record reported by Aura. The increase was driven by a combination of higher gold prices, cash costs under control and increase in sales in Q2 2025 compared to Q1 2025. When compared to Q2 2024, Adjusted EBITDA reached a 90% increase.

•	AISC for Q2 2025 was US$1,449/GEO, a decrease by 1% when compared to Q1 2025 (US$1,461/GEO) and an increase of 9% over the Q2 2024, in line with the Company’s expectations. At constant Q2 2024 metal prices, AISC would have been US$1,312 in the quarter, a decrease of 1% compared to Q2 2024, due to lower AISC at Almas, Aranzazu (at constant prices) and Apoena.

•	The Company's Net Debt reached US$280,560 by Q2 2025, due to capex of US$50.3 million, mostly related to the final phase of construction of the Borborema Project, dividends of US$29.8 million, annual income taxes paid of US$29.5 million and reduction of US$13.7 million in debt due to the settlement of Nemesia SARL debt related to the Bluestone acquisition. The net debt-to-last 12 months EBITDA ratio reduced to 0.8x at the end of Q2 2025, from 0.9x at the end of Q1 2025.

OTHER UPDATES:

U.S. Public Offering: In July 2025, Aura concluded its U.S. Initial Public Offering (“IPO”) of 8,100,510 common shares, at a public offering price of US$24.25 per common share. Aura raised around US$196 million. The common shares were listed on the Nasdaq Global Select Market under the ticker symbol “AUGO” and began trading on July 16, 2025. The U.S. listing is part of Aura’s strategy to unlock value for our shareholders, improve liquidity of its common shares, as well as strengthen and diversify its shareholder base through broader access to global capital markets.

Borborema Ramp-Up and First once sold:  Borborema Project (“Borborema”) started its ramp-up phase on schedule and on budget, with the mine and plant currently in operation, and it produced in Q2 2025 totaled 2,577 GEO following the project’s first gold pour. Borborema is poised to become a cornerstone asset for Aura, anticipated to deliver the second highest annual gold production among the Company’s five operating mines. Built in just 19 months with zero lost time incidents, the project exemplifies Aura’s commitment to developing simple, scalable, and efficient operations. It also sets a benchmark in ESG performance, incorporating renewable energy sources and utilizing grey water from the local municipality. Aura believes that Borborema remains on track to declare commercial production by the end of Q3 2025.

Acquisition of MSG (Mineração Serra Grande Gold) Mine in Goiás, Brazil: In June 2025, Aura announced the acquisition from AngloGold all of the issued and outstanding securities of Mineração Serra Grande S.A. (“MSG”), owner of the MSG gold mine located in Crixás, in the state of Goiás, Brazil. In consideration for the acquisition of MSG, Aura will pay to AngloGold: (i) an upfront cash consideration of US$ 76 million on closing subject to certain

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

working capital adjustments as at the closing date; plus (ii) deferred consideration payments equivalent to a 3% net smelter returns participation over the currently identified Mineral Resource of MSG (inclusive of the Mineral Reserve) payable quarterly. The Transaction excludes certain current subsidiaries of MSG, which hold assets that do not form part of MSG’s mining operations or Mineral Resources and Mineral Reserves. These subsidiaries will be spun off from MSG prior to the closing of the Transaction. The closing of the Transaction is expected to happen by Q3 2025, and no later than Q4 2025.

Preliminary Economic Assessment for the Era Dorada Project: In June 2025, Aura filed a Preliminary Economic Assessment (“PEA”) for the Company’s wholly owned Era Dorada Project, in the United States in accordance with S-K 1300 and NI 43.101. The PEA indicated Mineral Resources of 1.9 million ounces of gold, assuming 6.35 million tonnes at 9.31 grams per tonne. The total production of approximately 1.4 million ounces of gold over a 17 years Life of Mine (“LOM”), and with average production of 91k ounces of gold for the first 4 years. Regarding CAPEX, the PEA presented a total initial implementation capex of approximately US$264 million with a payback in approximately 3.5 years after the beginning of the operation.

Exercise of Options to Acquire 100% of the Pé Quente and Carajás Projects

Aura has exercised its options to acquire 100% ownership of the Pé Quente and Carajás Projects  in Brazil, as previously announced in press releases dated February 27, 2023 and May 22, 2024. These transactions reinforce Aura’s commitment to growing its resource base and exploration and development pipeline across key jurisdictions in the Americas.

•	Pé Quente Project

o	100% ownership secured;

o	16,942m of drilling completed confirming mineralization across four targets;

o	Continuity confirmed with strike lengths up to 440m and down-dip extents up to 350m in the Nilva target;

o	Preliminary Meturlligcal testing planned for second semester of 2025 to support potential resource and life of mine expansion for the Matupá Project, located within a 50km radius.

•	Aura Carajás Project

o	Final US$3M payment completed to fully acquire the project;

o	Approximately 10,000 meters of drilling planned at Carajás in H2 2025 to support advancement; toward a maiden resource in Serra da Estrela target.

Investment in Altamira Gold Corp. through a Private Placement: In July 2025, Aura entered into a subscription agreement with Altamira Gold Corp., acquiring 6,000,000 units at C$0.10 per unit in a non-brokered private placement, totaling C$600,000. Each unit comprises one common share and one-half of a share purchase warrant, exercisable at C$0.15 per share until June 30, 2027. Prior to this, Aura held 24,000,000 shares and 24,000,000 warrants (11.3% non-diluted, 20.3% fully diluted, as per November 2023). Post-transaction, Aura holds 30,000,000 shares and 27,000,000 warrants (11.3% non-diluted, 19.5% fully diluted). The units were acquired directly from Altamira for investment purposes due to its exploration potential.

Results Teleconference:

Date: August 6, 2025

Time: 10 a.m. (Brasília) | 9 a.m. (New York and Toronto)

Link to access: Click here

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

2. Consolidated Financial Results

2.1 Total Production and Sales (GEO)

(GEO)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Production	64,033	60,087	7%	64,327	0%	124,120	132,514	-6%
Aranzazu	22,281	20,456	9%	24,692	-10%	42,737	49,693	-14%
Apoena	8,219	8,876	-7%	9,912	-17%	17,095	22,017	-22%
Minosa	18,039	17,654	2%	19,142	-6%	35,693	38,328	-7%
Almas	12,917	13,101	-1%	10,580	22%	26,018	22,475	16%
Borborema	2,577	0	n.a.	0%	n.a.	257700%	0%	n.a.
Total	64,042	60,087	7%	64,327	0%	121,552	132,514	-8%
(GEO)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Sales	62,452	60,491	3%	63,258	-1%	122,943	132,344	-7%
Aranzazu	22,290	20,456	9%	24,683	-10%	42,746	49,786	-14%
Apoena	8,219	9,408	-13%	8,258	0%	17,627	21,118	-17%
Minosa	17,836	17,526	2%	19,738	-10%	35,362	38,966	-9%
Almas	12,917	13,101	-1%	10,580	22%	26,018	22,475	16%
Borborema	1,190	0	n.a.	0	n.a.	1,190	0	n.a.
Total	62,452	60,491	3%	62,452	63,258	-1%

Applies the metal sale prices in Aranzazu realized during Q2 2025: Copper price = US$4.39/lb; Gold Price = US$3,293/oz; Silver Price = US$34.27/oz.

Total production in Q2 2025 reached 64,033 gold equivalent ounces (“GEO”), 7% higher than Q1 2025 and in line compared to the same period last year at current metal prices, mainly due to negative impact from the copper-to-GEO conversion at Aranzazu. At constant metal prices, production increased by 9% when compared to both Q1 2025 and Q2 2024. The result was mainly attributable to stronger operational performance at Aranzazu, which posted higher metallurgical recoveries and improved head grades for all metals, on both an annual and quarterly basis

During the quarter, Aura commenced operations at Borborema — anticipated to be one of the Company’s largest and lowest cash cost operations. In the quarter, Borborema’s preliminary production totaled 2,577 GEO, following the project’s first gold pour. The project was completed on schedule, within 19 months, and on budget and Aura expects to achieve to declare Borborema commercial production by the end of Q3 2025.

In the first half of 2025, production reached 124,120 GEO, representing a 6% decline at current metal prices. At constant prices — which neutralize the effect of copper price fluctuations in the GEO conversion at Aranzazu — this reflects an increase over the 122,259 GEO produced in H1 2024. . At current metal prices, production in Q2 2025 was consistent with Q2 2024, and year-to-date production represents 47% of the lower end and 41% of the upper end of the full-year guidance. This performance reinforces the Company’s confidence in meeting its 2025 targets, especially considering that Borborema is still in the ramp-up phase. Excluding Borborema, total production to date accounts for 52% of the lower bound and 47% of the upper bound of the guidance range.

2.2. Net Revenue

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Aranzazu	62,508	50,262	24%	49,240	27%	112,770	93,402	21%
Apoena	26,711	26,353	1%	18,992	41%	53,064	44,999	18%
Minosa	55,776	48,062	16%	41,962	33%	103,838	79,609	30%
Almas	41,751	37,127	12%	24,217	72%	78,878	48,479	63%
Borborema	3,690	-	n.a	-	n.a	3,690	-	n.a.
Total	190,436	161,804	18%	134,411	42%	352,240	266,489	32%

In Q2 2025, the Company reported Net Revenue of US$190.4 million, representing a 42% increase year-over-year and an 18% increase compared to Q1 2025. The strong performance was primarily driven by the higher metal prices, particularly gold, with the average realized gold price increasing by 44%, from US$2,208/oz in Q2 2024 to

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

US$3,185/oz in Q2 2025. Copper prices also contributed positively, with the average realized copper price increasing by 5%, from US$4.26/lb in Q2 2024 to US$4.46/lb in Q2 2025.

With this result, Net Revenues reached US$352,240 in H1 2025, an increase of 32% when compared to the same period of 2024. The result was mainly driven by higher gold prices, higher sales at Almas and the start of the Borborema Project.  In H1 2025, average net realized prices reached US$2,986, a 42% increase when compared to H2 2024; and average copper prices reached US$4.36/lb, a 5% increase when compared to H2 2024.

2.3. Cash Cost and All in Sustaining Costs

(US$/GEO)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Cash Cost	1,146	1,149	0%	1,080	6%	1,147	1,040	10%
Aranzazu	1,110	1,164	-5%	958	16%	1,136	942	21%
Apoena	1,168	1,228	-5%	1,252	-7%	1,200	940	28%
Minosa	1,178	1,149	3%	1,094	8%	1,164	1,140	2%
Almas	1,167	1,069	9%	1,203	-3%	1,118	1,176	-5%
Borborema	936	0	n.a.	0	n.a.	936	-	n.a.

All-in Sustaining Cost	1,449	1,461	-1%	1,328	9%	1,455	1,307	11%
Aranzazu	1,514	1,545	-2%	1,206	26%	1,529	1,235	24%
Apoena	1,751	2,041	-14%	1,958	-11%	1,906	1,500	27%
Minosa	1,292	1,249	3%	1,159	12%	1,271	1,223	4%
Almas	1,364	1,195	14%	1,434	-5%	1,279	1,428	-10%
Borborema	1,441	0	n.a.	0	n.a.	1,441	-	n.a.

For the second quarter of 2025, the Company’s Cash Cost was US$1,146/GEO, an increase of 6% over Q2 2024 and in line with Q1 2025, even with the preliminary production of Borborema. Year-on-year, the increase in cash cost was mainly attributed to the increase in costs at Aranzazu, mainly due to impact from the copper-to-GEO conversion in production. At constant Q2 2024 metal prices, Cash Costs decreased by 4%. Quarter-over-quarter, cost improvements at Aranzazu and Apoena were sufficient to offset higher costs at Almas, which faced a decrease in grades as anticipated in the mine sequencing plan.

In H1 2025, Cash Cost averaged US$1,147/oz, representing a 10% increase compared to the same period in 2024, the increase was primarily driven by the impact of the copper-to-GEO conversion at Aranzazu and lower production at Apoena, as expected. At constant H1 2024 metal prices, Cash Costs increased by 2%

The consolidated All-in Sustaining Cost (AISC) was US$1,449 per GEO, representing a 9% increase compared to Q2 2024 and a 1% decrease versus Q1 2025, in line with the cash cost trend. When calculated using constant metal prices from Q2 2024, AISC for the quarter would have been US$1,312 per GEO, a decrease of 1%. In H1 2025, AISC was US$1,455, a 11% increase compared to H1 2024. At constant H1 2024 metal prices, AISC increased by 3%.

2.4. Gross Income

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Net Revenue	190,436	161,804	18%	134,411	42%	352,240	266,489	32%
Cost of goods sold	(86,497)	(83,376)	4%	(83,103)	4%	(169,873)	(168,500)	1%
Cost of production	(44,470)	(44,919)	-1%	(36,203)	23%	(89,389)	(75,062)	19%
Cost of production - Contractors	(17,529)	(15,467)	13%	(22,356)	-22%	(32,996)	(42,380)	-22%
Change in inventory (cash)	(9,550)	(9,126)	5%	(9,762)	-2%	(18,676)	(20,167)	-7%
Depreciation and amortization	(14,948)	(13,864)	8%	(14,782)	1%	(28,812)	(30,891)	-7%
Gross Profit	103,939	78,428	33%	51,308	103%	182,368	97,989	86%
Gross Margin	55%	48%	6 p.p.	38%	1641 p.p.	52%	37%	15 p.p.

The increase in Net Revenue coupled with the Company’s rigorous cost control – with an increase of 4% on Cost of goods sold compared to the same quarter of 2024 –  led to a Gross Profit at the quarter of US$130.9 million in

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

Q2 2025, with a Gross Margin of 55%, compared to the Gross Profit of US$51.3 million in Q2 2024 and US$78.4 million in Q1 2025.

In H1 2025, Gross Profit reached US$182.4 million, higher than US$98.0 million in H1 2024, also explained by 32% increase in net revenue and only 1% at costs of goods sold.

2.5.Operating Expenses

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Gross Profit	103,939	78,428	33%	51,308	103%	182,367	97,989	86%
Operational Expenses	(12,998)	(11,012)	18%	(10,482)	24%	(24,010)	(20,703)	16%
General and administrative expenses	(11,284)	(9,636)	17%	(7,156)	58%	(20,920)	(15,014)	39%
Care-and-maintenance expenses	-	-	n.a.	(375)	n.a.	-	(796)	n.a.
Exploration expenses	(1,714)	(1,376)	25%	(2,951)	-42%	(3,090)	(4,893)	-37%
Impairment	0	0	0%	0	-	-	-	0%
Changes in ARO	-	-	0%	-	n.a.	-	-	0%
Operating income	90,941	67,416	35%	40,826	123%	158,357	77,286	105%

Operating Expenses totaled US$13.0 million in the quarter, 18% higher than Q1 2025 and 24% higher than Q2 2024. The result for the quarter was mainly impacted by higher General & Administrative (G&A) expenses, driven by increased professional and consulting fees, as well as audit cost adjustments primarily related to the Company’s U.S. listing. In H1 2025, there was a 16% increase in Operational Expenses due to a 39% increase in G&A, partially offset by a 37% reduction in Exploration Expenses.

Exploration expenses totaled US$1.7 million in Q2 2025, a 25% increase compared to Q1 2025 and 42% reduction from Q2 2024. Exploration activities in the quarter were concentrated in Almas and Minosa. In Matupá, efforts were focused on expanding reserves in regions close to X1, Pé Quente and other strategic areas. In Carajás, exploration work successfully confirmed copper mineralization, significantly expanding the mineral potential of the region. In H1 2025, the reduction of the Q2 2025 partially compensated the higher expenses in Q1 2025, closing the semester with a 37% reduction, in line with the Company’s plan and due to the capitalization of exploration expenses in certain targets.

The Company thus ended Q2 2025 with Operating Income of US$90.9 million, compared to an Operating Income of US$40.8 million in Q2 2024, also higher compared to the Operating Income of Q1 2025 of US$67.4 million, which reflects a positive result of higher gross profit.

2.6. Adjusted EBITDA

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Operating Income	90,941	67,416	35%	40,826	123%	158,357	77,286	105%
Depreciation and Amortization	15,283	14,063	9%	15,346	0%	29,346	31,553	-7%
Ajdusted EBITDA	106,224	81,479	30%	56,172	89%	187,703	109,398	72%
Adjusted EBITDA Margin	56%	50%	5 p.p.	42%	14 p.p.	53%	41%	12 p.p.

Adjusted EBITDA reached a new all-time high of US$106.2 million in Q2 2025, marking the fourth consecutive quarterly record for Aura. The Company’s ongoing commitment to improving asset productivity and maintaining disciplined cost control enabled it to fully capture the benefit of rising metal prices. As a result, Adjusted EBITDA doubled compared to Q2 2024 and grew 30% over Q1 2025.

The year-over-year improvement was primarily driven by strong cost control – only 4% increase - and higher gold and copper prices. This result was also noted on the EBITDA margin gain of 14 p.p. Compared to Q1 2025, the increase in Adjusted EBITDA was supported not only by stronger metal prices and also by a 3% increase in sales volume.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

In H1 2025, the Company maintained stable Cost of Goods Sold compared to H1 2024. Combined with the positive impact of higher metal prices, this led to an Adjusted EBITDA of US$187.7 million, a 72% increase over the same period last year. As a result, the Adjusted EBITDA margin expanded to 53%, up from 41% in H1 2024.

2.7. Financial Result

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
EBIT	90,941	67,416	34.9%	40,826	123%	158,357	77,286	105%
Financial Expenses	(59,630)	(121,611)	-51.0%	(45,102)	32%	(181,241)	(79,197)	129%
Accretion expense	(1,134)	(1,666)	-31.9%	(1,573)	-28%	(2,800)	(3,106)	-10%
Lease interest expense	(161)	(1,595)	-89.9%	(2,012)	-92%	(1,756)	(4,021)	-56%
Interest expense on debts	(6,098)	(5,755)	6.0%	(4,121)	48%	(11,853)	(8,338)	42%
Finance cost on post-employment benefit	(747)	(338)	121.0%	(467)	60%	(1,085)	(834)	30%
Unrealized gain (loss) on gold hedges	(24,304)	(100,210)	-75.7%	(11,558)	110%	(124,514)	(33,226)	275%
Realized gain (loss) on gold hedges	(11,703)	(6,036)	93.9%	-	n.a.	(17,739)	-	n.a.
Gain (loss) on other derivative transactions	(1,305)	(1,827)	-28.6%	-	n.a.	(3,132)	-	n.a.
Change in liability measures at fair value	(4,025)	(2,359)	70.6%	(954)	322%	(6,384)	(3,587)	78%
Foreign exchange (gain) loss	(2,462)	(3,176)	-22.5%	(11,184)	-78%	(5,638)	(13,274)	-58%
Derivative fee	-	-	n.a.	(13,522)	n.a.	-	(13,522)	n.a.
Loss on settlement of liability with equity instruments	(8,768)	-	n.a.	-	n.a.	(8,768)	-	n.a.
Other finance costs	(297)	(430)	-30.9%	(140)	n.a.	(727)	(571)	27%
Interest Income	1,374	1,781	-22.9%	429	220%	3,155	1,282	146%
Other gains (losses)	61	(754)	n.a.	1	n.a.	(693)	(593)	17%
Income/ (Loss) before income taxes	31,372	(54,949)	n.a.	(4,275)	n.a.	(23,577)	(2,504)	842%

The Company’s Financial Result in Q2 2025 was US$(59.6) million, following on from the US$(121.6) million loss in Q1 2025, impacted by:

•	Unrealized loss on gold hedges in Q2 2025, arising from mark-to-market (MTM) adjustments related to outstanding gold hedge positions, reflecting increase in gold prices between the start and the end of the quarter, which closed the quarter at US$3,288.57 per Oz, coming from US$2,861.93 per Oz on March 31, 2025. In accordance with IFRS standards, the Company records MTM adjustments at the end of each reporting period for all outstanding derivative positions.

•	Realized losses with gold hedges in Q2 2025 were related to cash settlement of outstanding gold collars during the quarter, driven by the expiration of gold collars within the quarter.

•	Non-cash loss of US$8.8 million related to the settlement of the Nemesia SARL debt with equity instruments, reflecting the difference between the fair value of the shares at the time when the shares were issued and the carrying amount of the debt acquired in the Bluestone transaction at the closing of the transaction.

Most of Aura’s outstanding gold collars (225,996 Ozs out of about 234,598 Ozs) are associated with the future production of the Borborema Project and will expire between Jul/2025 and Jun/2028. As previously disclosed, about 80% of the production of the first 3 years of the Borborema Project is hedged at ceiling prices of US$2,400.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

2.8. Net Income

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Income/ (Loss) before income taxes	31,372	(54,949)	n.a.	(4,275)	n.a.	(23,577)	(2,504)	841.6%
Total taxes	(23,225)	(18,300)	27%	(21,500)	8%	(41,525)	(32,488)	28%
Current income tax (expense)	(29,551)	(20,814)	-42%	(14,612)	102%	(50,365)	(24,755)	103%
Deferred income tax (expense) recovery	6,326	2,514	-152%	(6,888)	-192%	8,840	(7,733)	n.a.
Income/(Loss) for the period	8,147	(73,249)	n.a.	(25,775)	-132%	(65,102)	(34,992)	n.a.
Net Margin	4%	-45%	n.a.	-19%	-122%	-18%	-13%	n.a.
Unrealized loss with derivative gold collars	(24,304)	(100,210)	n.a.	(11,558)	110%	(124,514)	(33,226)	275%
Gain (loss) on foreign exchange	(2,462)	(3,176)	22%	(11,184)	-78%	(5,638)	(13,274)	-58%
Deferred taxes on non-monetary items	6,847	3,234	n.a.	(12,447)	-155%	10,081	(11,472)	n.a.
Loss on settlement of liability with equity instruments	(8,768)	-	n.a.	-	n.a.	(8,768)	-	n.a.
Adjusted Net Income	36,834	26,903	37%	9,414	291%	63,738	22,980	177%

Net Income in Q2 2025 was US$8.1 million, an increase when compared to a Net Loss of US$(25.8) in Q2 2024 and US$(73.2) in Q1 2025. This improvement vs. Q2 2024 and Q1 2025 was mainly due to the improvement in the Operating Income during Q2 2025. In addition, compared to Q1 2025, there was a decrease in Finance Costs in the quarter, related to a lower unrealized loss on gold hedges in Q2 2025, which resulted from mark-to-market (MTM) adjustments on open hedge positions, driven by increase in gold price between the start and the end of the quarter

In H1 2025, Net Loss reached US$(65.1), also mainly due to mark-to-market (MTM) adjustments on open hedge positions, driven by increase in gold price between the start and the end of the semester.

Adjusted Net Income

As result of increase in the Company’s Operating Income, adjusted net income in Q2 2025 was US$36.8 million in the period, compared to US$9.4 million in Q2 2024, excluding:

•	Non-cash losses related to gold hedges: US$(24.3) million

•	FX losses: US$(2.5) million

•	Deferred taxes over non-monetary items US$6.9 million

•	Loss on settlement of liability with equity instruments: US$(8.8) million

Managerial view – Adjusted EBITDA to Adjusted Net Income Q2 2025 Bridge (US$ million)

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

3. Performance of the Operating Units

3.1 Aranzazu

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Production at Constant Prices (GEO)¹	22,281	19,017	17%	19,337	15%	41,298	39,439	5%
Production at Current Prices (GEO)	22,281	20,456	9%	24,692	-10%	42,737	49,693	-14%
Sales (GEO)	22,290	20,456	9%	24,683	-10%	42,746	49,786	-14%
Cash Cost (US$/GEO)	1,110	1,164	-5%	958	16%	1,136	942	21%
AISC (US$/GEO)	1,514	1,545	-2%	1,206	26%	1,529	1,235	24%

Net Revenue	62,508	50,262	24%	49,240	27%	112,770	93,402	21%
Cost of goods sold	(31,021)	(30,282)	2%	(29,266)	6%	(61,303)	(58,130)	5%
Gross Profit	31,487	19,980	58%	19,974	58%	51,467	35,272	46%
Expenses	(2,310)	(2,483)	-7%	(2,588)	-11%	(4,793)	(5,010)	-4%
G&A	(1,516)	(1,774)	-15%	(932)	63%	(3,290)	(2,244)	47%
Exploration expenses	(794)	(709)	12%	(1,656)	-52%	(1,503)	(2,766)	-46%
EBIT	29,177	17,497	67%	17,386	68%	46,674	30,262	54%
Adjusted EBITDA	35,684	24,387	46%	23,012	55%	60,254	41,502	45%
Financial Result	(4,292)	(606)	608%	(832)	416%	(4,898)	(1,675)	192%
Financial expenses	(3,762)	(34)	n.a.	(201)	n.a.	(3,796)	(748)	407%
Other revenue/expenses	(530)	(572)	-7%	(631)	-16%	(1,102)	(927)	19%
EBT	24,885	16,891	47%	16,554	50.3%	41,776	28,587	46.1%
Total taxes	(12,532)	(7,383)	70%	(6,814)	84%	(19,915)	(11,230)	77%
Current income tax (expense)	(13,035)	(6,431)	n.a.	(7,796)	67%	(19,466)	(12,291)	58%
Deferred income tax (expense) recovery	503	(952)	n.a.	982	-49%	(449)	1,061	n.a.
Net Income	12,353	9,508	30%	9,740	27%	21,861	17,357	26%

Applies the metal sale prices in Aranzazu realized during Q2 2025: Copper price = US$4.39/lb; Gold Price = US$3,293/oz; Silver Price = US$34.27/oz.

In the second quarter of 2025, Aranzazu production reached 22,281 GEO, representing an increase of 9%, at current prices, and 17% at constant prices, when compared to the previous quarter, resulting from higher grades and better recoveries, despite the increase in gold prices which negatively impacted the conversion to GEO. When compared to Q2 2024, production decreased by 14% due to the sharp increase in gold prices between the periods which also impacted GEO conversion. At constant prices, Aranzazu production increased by 15%, also due to higher grades and a recovery improvement.

Aranzazu’s Net Revenue totaled US$62.5 million for Q2 2025, 24% higher than Q1 2025. Net Revenue grew 27% compared to Q2 2024, driven by higher metal prices. In H1 2025, the Net Revenue of Aranzazu reached US$112.8 million, a 21% increase compared to H1 2024.

The Cash Cost was US$1,110/GEO for the quarter, 5% lower than Q1 2025 and 16% higher than Q2 2024. In H1 2025, Cash Cost increased by 21%, with a total of US$1,136/GEO in the semester. Aranzazu`s AISC was US$1,514 in the quarter, representing a 26% increase compared to the same period last year mainly due to differences in metal prices. At constant metal prices, AISC decreased by 3% when compared to Q2 2024. The decrease in AISC versus last year is a result from higher grades and recoveries, in line with planned mine sequencing, partially offset by higher investments in primary development and tailing dams. In H1 2025, the AISC was US$1,248, an increase of 1% compared to the same period in 2024 at same metal prices.

The cost discipline aligned with better productivity drove the Adjusted EBITDA to US$35.7 million in Q2 2025, 46% higher than Q1 2025 and 55% higher than Q2 2024. In H1 2025, Adjusted EBITDA reached US$60.1 million, an increase of 45% over H2 2024. Aranzazu’s Net Income totaled US$12.3 million in Q2 2025, a 27% increase compared to Q2 2024, and US$21.9 million in H1 2024.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

3.2 Apoena

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Production (GEO)	8,219	8,876	-7%	9,912	-17%	17,095	22,017	-22%
Sales (GEO)	8,219	9,408	-13%	8,258	0%	17,627	21,118	-17%
Cash Cost (US$/GEO)	1,168	1,228	-5%	1,252	-7%	1,200	940	28%
AISC (US$/GEO)	1,751	2,041	-14%	1,958	-11%	1,906	1,500	27%

Net Revenue	26,711	26,353	1%	18,992	41%	53,064	44,999	18%
Cost of goods sold	(14,270)	(15,104)	-6%	(15,814)	-10%	(29,374)	(31,749)	-7%
Gross Profit	12,441	11,249	11%	3,178	291%	23,690	13,250	79%
Expenses	(998)	(1,425)	-30%	(1,150)	-13%	(2,423)	(2,175)	11%
G&A	(936)	(1,301)	-28%	(785)	19%	(2,237)	(1,427)	57%
Care & maintenance expenses	-	-	n.a.	(243)	n.a.	-	(578)	n.a.
Exploration expenses	(62)	(124)	-50%	(122)	-49%	(186)	(170)	9%
EBIT	11,443	9,824	16%	2,028	464%	21,267	11,075	92%
Adjusted EBITDA	16,151	13,516	19%	7,541	114%	29,697	23,046	29%
Financial Result	(1,453)	(6,567)	-78%	(2,708)	-46%	(8,020)	(6,350)	26%
Financial expenses	(1,497)	(6,636)	-77%	(2,798)	-46%	(8,133)	(6,440)	26%
Other revenue/expenses	44	69	-36%	90	n.a.	113	90	26%
EBT	9,990	3,257	207%	(680)	n.a.	13,247	4,725	180%
Total taxes	(1,211)	1,342	n.a.	(2,788)	-57%	131	(3,507)	n.a.
Current income tax (expense)	(862)	(663)	30%	(986)	-13%	(1,525)	(1,882)	-19%
Deferred income tax (expense) recovery	(349)	2,005	n.a.	(1,802)	-81%	1,656	(1,625)	n.a.
Net Income	8,779	4,599	91%	(3,468)	n.a.	13,378	1,218	998%

In the second quarter of 2025, Apoena production was in line with expectations and at 8,219 GEO, a 17% decrease from Q2 2024, primarily due to the mine’s investment phase focusing on opening the Nosde Phase III pit, and lower ore grades as result. Compared to Q1 2025, production decreased 7%, consistent with the mine plan, as lower-grade ore was mined. Despite this decrease, production remains in line with the Company’ full year 2025 expectations. Pre-stripping activities are underway while we push back the Nosde and Lavrinha mines to regain access to higher volume and higher grades by end of 2026 at Nosde Phase III.

Apoena’s Net Revenue totaled US$26.7 million for Q2 2025, in line with Q1 2025. Compared to Q2 2024, the significant increase of 41% mainly due to the higher gold price, offsetting the lower production. In H1 2025, Apoena reached a Net Revenue of US$53.1 million, an increase of 18% compared to H1 2024.

The Cash Cost was US$1,168/GEO for the quarter, a 5% decrease versus Q1 2025 and 7% lower than Q2 2024. Apoena’s AISC was US$ 1,751/GEO in Q2 2025, a drop of 14% versus Q1 2025 and a decrease of 11% compared to Q2 2024, mainly driven by increase in the proportion of costs capitalized as expansion capex, related to the Nosde pit. In H1 2025, the AISC was US$1,906, an increase of 27% compared to the same period in 2024, which was expected considering the mine sequencing. Despite the ongoing investments in expansion, which have temporarily impacted production, the focus on cost control combined with higher gold prices drove Adjusted EBITDA to US$16.1 million in Q2 2025, up 114% compared to Q2 2024 and 19% higher than Q1 2025. In H1 2025, Adjusted EBITDA reached US$29.7 million, an increase of 29% over H2 2024.

Apoena’s net income totaled US$8.8 million in Q2 2025, a 91% increase over Q1 2025 and a significant improvement from the net loss of US$3.5 million recorded in Q2 2024 resulting in a net income of US$13.4 million in the H1 2025, an increase of 998% when compared to H1 2024.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

3.3 Minosa

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Production (GEO)	18,039	17,654	2%	19,142	-6%	35,693	38,328	-7%
Sales (GEO)	17,836	17,526	2%	19,738	-10%	35,362	38,966	-9%
Cash Cost (US$/GEO)	1,178	1,149	3%	1,094	8%	1,164	1,140	2%
AISC (US$/GEO)	1,292	1,249	3%	1,159	12%	1,271	1,223	4%

Net Revenue	55,776	48,062	16%	41,962	33%	103,838	79,609	30%
Cost of goods sold	(22,056)	(21,476)	3%	(23,171)	-5%	(43,532)	(47,213)	-8%
Gross Profit	33,720	26,586	27%	18,791	79%	60,306	32,396	86%
Expenses	(1,430)	(1,371)	4%	(1,242)	15%	(2,801)	(2,392)	17%
G&A	(1,166)	(1,135)	3%	(1,242)	-6%	(2,301)	(2,391)	-4%
Exploration expenses	(264)	(236)	12%	-	n.a.	(500)	(1)	n.a.
EBIT	32,290	25,215	28%	17,549	84%	57,505	30,004	92%
Adjusted EBITDA	33,533	26,856	25%	19,120	75%	60,646	32,796	85%
Financial Result	(1,189)	(1,556)	-24%	(2,064)	-42%	(2,745)	(4,426)	-38%
Financial expenses	(1,442)	(1,312)	10%	(1,661)	-13%	(2,754)	(3,836)	-28%
Other revenue/expenses	253	(244)	n.a.	(403)	n.a.	9	(590)	n.a.
EBT	31,101	23,659	31%	15,485	101%	54,760	25,578	114%
Total taxes	(7,425)	(6,218)	19%	(4,948)	50%	(13,643)	(8,743)	56%
Current income tax (expense)	(7,774)	(6,611)	18%	(4,936)	57%	(14,385)	(8,508)	69%
Deferred income tax (expense) recovery	349	393	-11%	(12)	n.a.	742	(235)	n.a.
Net Income	23,676	17,441	36%	10,537	125%	41,117	16,835	144%

In the second quarter of 2025, Minosa produced 18,039 GEO, up 2% when compared to the previous quarter, resulting from higher grades processed during the quarter due to mine sequencing. When compared to the same quarter last year, production decreased by 6%, primarily due to lower stacking volumes in Q2 2025, impacted by higher rainfall levels during the period and was in line with the Company’s expectations.

Net Revenue totaled US$55.8 million in Q2 2025, up 16% from Q1 2025, due to higher gold prices and sales volumes, while in comparison to Q2 2024 it grew 33%, mainly due to the increase in the price of gold over the period. In H1 2025, Net Revenue reached US$103.8 million, 30% higher than H1 2024.

The Cash Cost was US$1,178/GEO in Q2 2025, 3% higher than Q1 2025 and 8% higher than Q2 2024, due to lower production as result of the lower stacking volumes. In H1 2025, Cash Cost was US$1,164/GEO, 2% increase compared to H1 2024, due to lower grades and slightly higher mine costs. Considering these effects, All-In Sustaining Cost totaled US$1,292/GEO for the quarter, an increase of 3% compared to Q1 2025 and 12% compared to Q2 2024.

The Adjusted EBITDA totaled US$33.5 million in Q2 2025, up 84% versus Q2 2024, reflecting the positive impact of a strong cost control and higher gold prices, while it was up 25% versus Q1 2025. In H1 2025, Adjusted EBITDA reached US$60.4 million, an increase of 84%. Minosa’s Net Income totaled US$23.7 million for the quarter, up 125% in Q2 2024 and 36% in Q1 2025, resulting in a Net income of US$ 41.1 million in the H1 2025.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

3.4 Almas

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Production (GEO)	12,917	13,101	-1%	10,580	22%	26,018	22,475	16%
Sales (GEO)	12,917	13,101	-1%	10,580	22%	26,018	22,475	16%
Cash Cost (US$/GEO)	1,167	1,069	9%	1,203	-3%	1,118	1,176	-5%
AISC (US$/GEO)	1,364	1,195	14%	1,434	-5%	1,279	1,428	-10%

Net Revenue	41,751	37,127	12%	24,217	72%	78,878	48,479	63%
Cost of goods sold	(18,036)	(16,514)	9%	(14,851)	21%	(34,550)	(31,407)	10%
Gross Profit	23,715	20,613	15%	9,366	153%	44,328	17,072	160%
Expenses	(1,898)	(1,040)	83%	(930)	104%	(2,938)	(1,997)	47%
G&A	(1,475)	(803)	n.a.	(930)	59%	(2,278)	(1,997)	14%
Exploration expenses	(423)	(237)	78%	-	n.a.	(660)	-	n.a.
EBIT	21,817	19,573	11%	8,436	159%	41,390	15,075	175%
Adjusted EBITDA	24,709	22,205	11%	11,019	124%	47,136	21,062	124%
Financial Result	(4,468)	(3,746)	19%	(3,391)	32%	(8,214)	(4,506)	82%
Financial expenses	(4,448)	(3,740)	19%	(3,394)	31%	(8,188)	(4,487)	82%
Other revenue/expenses	(20)	(6)	n.a.	3	-767%	(26)	(19)	n.a.
EBT	17,349	15,827	10%	5,045	244%	33,176	10,569	214%
Total taxes	(1,226)	(4,757)	-74%	(6,404)	-81%	(5,983)	(8,317)	n.a.
Current income tax (expense)	(7,101)	(5,998)	18%	(894)	694%	(13,099)	(2,074)	532%
Deferred income tax (expense) recovery	5,875	1,241	373%	(5,510)	n.a.	7,116	(6,243)	n.a.
Net Income	16,123	11,070	n.a.	(1,359)	-1286%	27,193	2,252	1108%

During Q2 2025, Almas produced 12,917 GEO, consistent with Q1 2025 (13,101 GEO). Compared to Q2 2024, production increased by 22%, driven by the plant expansion and improved mine performance, reflecting the benefits of the transition to the new mine contractor during Q2 2024.

Net Revenue was US$41.7 million in Q2 2025, 72% higher than Q2 2024, impacted by higher sales and metal prices. Versus Q1 2025, Net Revenue was up 12%, mainly driven by a significant increase in the price of gold. In H1 2025, Net Revenue was US$78.9 million, a 63% increase compared to H1 2024, resulting from the higher volumes sold and prices increased.

The Cash Cost was US$1,167/GEO in Q2 2025, 3% lower than Q2 2024, due to the higher production volumes which offset the higher strip ratio, and lower grades. Compared to Q1 2025, The Cash Cost increased 9%, resulting from a grade reduction already expected by the mine segmentation. Almas’ AISC was US$1,364/GEO for the quarter, 5% lower compared to Q2 2024, primarily driven by improved operational performance as discussed before along with lower Capex during the quarter. Versus Q1 2025, AISC increased 14%. In H1 2025, the AISC was US$1,364, a decrease of 5% compared to the same period in 2024, mainly as result of the successful change in mine contractor during Q2 2024.

Adjusted EBITDA totaled US$24.7 million in Q2 2025, more than doubled of the Q2 2024 result, driven by plant expansion, improved operating performance, higher volumes processed and an increase in the price of gold. Compared with the Q1 2025, the Adjusted EBITDA was 11% higher than Q1 2025, explained by higher gold prices in the period. In H1 2025, Adjusted EBITDA was US$47.1 million, 123% higher than H1 2024.

Almas’ Net Income was US$16.1 million in Q2 2025, compared to US$11.1 in Q1 2025, also higher than the Loss of Q2 2024 of US$(1.4) million.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

3.5 Borborema

(US$ thousand)	Q2 2025	H1 2025
Production (GEO)	2,577	2,577
Sales (GEO)	1,190	1,190
Cash Cost (US$/GEO)	936	936
AISC (US$/GEO)	1,441	1,441

Net Revenue	3,690	3,690
Cost of goods sold	(1,114)	(1,114)
Gross Profit	2,576	2,576
Expenses	(378)	(378)
G&A	(378)	(378)
Exploration expenses	-	-
EBIT	2,198	2,198
Adjusted EBITDA	2,084	2,084
Financial Result	(4,971)	(4,971)
Financial expenses	(4,982)	(4,982)
Other revenue/expenses	11	11
EBT	(2,773)	(2,773)
Total taxes	(309)	(309)
Current income tax (expense)	-	-
Deferred income tax (expense) recovery	(309)	(309)
Net Income	(3,082)	(3,082)

The Borborema production in Q2 2025 totaled 2,577 GEO following the project’s first gold pour. The Borborema Project has begun the ramp-up phase on schedule and to budget. The Company expects to achieve commercial production by the third quarter of 2025. Borborema is set to become one of Aura’s flagship assets, expected to produce the second-highest annual gold volumes from among the five operations. Constructed in just 19 months and with no lost-time incidents, the project reinforces Aura’s commitment to developing lean, scalable, efficient operations.

On August 30, 2023, Aura released a Feasibility Study indicating an expected production of 748,000 ounces of gold over an 11.3-year LOM, with the potential for even greater production from a deposit with over 2,000,000 ounces of Measured and Indicated Mineral Resources. The original Feasibility Study for the Borborema project, using a gold price of US$1,712 per ounce, projected total gold production of 812,000 ounces, with an NPV of US$182 million and IRR of 21.9%. The leveraged IRR with 50% debt was calculated at 40.8%, with an operating payback of 3.2 years. Sensitivity analysis using a gold price of US$2,600 per ounce, while maintaining all the other assumptions of the Feasibility Study, shows the NPV increasing to US$537 million, while the IRR rises to 41.8%, the leveraged IRR reaches 81.4% and the payback period improves to 1.7 years.

4. Cash Flow

(US$ mil)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Adjusted EBITDA	106,224	81,479	30%	56,172	89%	187,703	109,398	72%
(+) Exploration Expenses	1,714	1,376	25%	2,951	-42%	3,090	4,893	-37%
(-) Sustaining Capex	(15,151)	(10,174)	49%	(6,740)	125%	(28,342)	(17,200)	65%
(+/-) ∆ Working Capital and Others	7,024	(17,996)	n.a.	(8,499)	-183%	(12,020)	(23,499)	n.a.
(-) Income Taxes Paid	(22,570)	(16,874)	34%	(2,136)	957%	(39,444)	(11,434)	245%
(-) Lease Payments	(5,122)	(4,239)	21%	(4,273)	20%	(9,361)	(8,680)	8%
(-) Realized Losses on Gold Hedges	(11,699)	(6,036)	94%	-	n.a.	(17,759)	-	n.a.
Recurring Free Cash Flow	60,420	27,536	119%	37,475	61%	83,867	53,478	57%

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

Recurring Free Cash Flow for the quarter was US$60.4 million, 119% higher than Q1 2025 and 61% higher than Q2 2024. Compared to Q1 2025, the result is mainly explained by a lower consumption of the working capital and compared to Q2 2024, an additional effect of lower exploration expenses. Both periods were also impacted by an important increase in Adjusted EBITDA, driven especially by higher metal prices. In H1 2025, Free Cash Flow was US$83.9 million, 57% higher than H1 2024.

The chart below shows the change in cash position for the three months ending June 30, 2025, from a management perspective:

Changes to the Cash Position Q1 2025 vs. Q2 2025 – Managerial View (US$ Million)

Changes to the Cash Position Q4 2024 vs. Q2 2025 – Managerial View (US$ Million)

Note: Adjusted Capex includes Exploration and Expansion Capex.

5. Investment

The Company’s consolidated Capex for Q2 2025 totaled US$50.3 million. The main investment headlines for the quarter include:

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

•	Expansion of Capex: US$36 million, concentrated mainly on Project Borborema, where US$18.5 million was invested. The remaining expansion-related investment was mainly in Apoena and Almas, with around US$6.0 million each invested respectively.

•	Maintenance Capex: US$11.8 million, of which US$6.8 million was allocated to Aranzazu, US$2.2 million to Apoena, and US$1.1 million to Almas and US$1.3 million to Minosa.

•	Exploration Capex: US$2.2 million, allocated to exploration activities. Aranzazu led investment with US$1.0 million, followed by Apoena with US$0.9 million. Other exploration projects totaled US$1.1 million.

6. Gross and Net Debt

Total gross debt (short and long-term portion) was US$453,893 at the end of Q2 2025, a decrease when compared to $467,687 at the end of Q1 2025. This decrease was mainly driven by the reduction of US$13,794 due to the settlement of Nemesia SARL debt.

The Company’s cash position remains comfortable, closing out the year at US$167.9 million, despite investment in the expansion of our operations, annual income tax payments and dividend payments. Net Debt was US$280,560 by Q2 2025, due to capex of US$50,327, mostly related to payments related to the construction of the Borborema Project and dividends payment of US$29,811. These impacts were partially offset by the higher cash generation during the quarter

Net Debt Breakdown

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%
Short term debts	78,786	100,853	-22%	98,004	-20%
Long term debts	375,107	366,834	2%	236,413	59%
Gross debt	453,893	467,687	-3%	334,417	36%
Cash	167,938	198,066	-15%	191,963	-13%
Restric Cash	-	-	n.a.	-	n.a.
Almas Debentures Swap	5,395	2,320	133%	45	11889%
Net Debt	280,560	271,941	3%	142,499	97%
Net Debt/LTM EBITDA	0.81x	0.92x	-0.12x	0.79x	0.02x

The table below shows the debt amortization timeline:

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

Debt Amortization Timeline (US$ thousand)

7. Guidance vs. Actual1

The Company is on track to achieve the 2025 Guidance, including Production, Cash Cost, All-in Sustaining Cost (AISC) and CAPEX, as shown in the results below:

	'Gold equivalent ounces production ('000 GEO) - 2025
	Lower Bound	Upper Bound	H1 2025 A	H1 2025 at Guidance metal prices	%
Aranzazu	64	73	36	36	55% - 49%
Apoena	29	32	17	17	59% - 53%
Minosa	88	97	43	48	49% - 44%
Almas	51	58	26	26	51% - 45%
Total ex-Borborema	233	260	122	127	52% - 47%
Borborema	33	40	3	3	8% - 6%
Total	266	300	124	129	47% - 41%

1 Key Factors:

The Company’s future profitability, operating cash flow and financial position will be directly related to prevailing gold and copper prices. Key factors that influence the price of gold and copper include, among others, the supply and demand for gold and copper, the relative strength of currencies (especially the US dollar) and macroe7conomic factors, such as current and future expectations for inflation and interest rates. Management believes that the economic environment in the short and medium term should remain relatively favorable with respect to commodity prices, albeit with continued volatility.

To reduce the risks associated with commodity prices and currency volatility, the Company will continue to assess and deploy hedging programs. For more information on this subject, please refer to the Reference Form.

Other key factors influencing profitability and operating cash flows are: production levels (affected by grades, ore quantities, process recoveries, labor, country stability and availability of facilities and equipment); production and processing costs (impacted by production levels, prices and the use of key consumables, labor, inflation and exchange rates), and other factors.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

	'Cash Cost per equivalent ounce of gold produced - 2025
	Lower Bound	Upper Bound	H1 2025 A	H1 2025 at Guidance metal prices	%
Minosa	1,108	1,219	1,178	1,178	106% - 97%
Apoena	1,258	1,384	1,168	1,168	93% - 84%
Aranzazu	1,029	1,132	1,110	950	108% - 98%
Almas	1,013	1,114	1,167	1,167	115% - 105%
Borborema	1,084	1,232	936	936	86% - 76%
Total	1,078	1,191	1,146	1,080	96% - 106%

	AISC per equivalent ounce of gold produced - 2025
	Lower Bound	Upper Bound	H1 2025 A	H1 2025 at Guidance metal prices	%
Minosa	1,263	1,364	1,279	1,279	101% - 94%
Apoena	2,425	2,619	1,906	1,906	79% - 73%
Aranzazu	1,348	1,455	1,532	1,295	114% - 105%
Almas	1,113	1,202	1,279	1,279	115% - 106%
Borborema	1,113	1,304	1,186	1,186	107% - 91%
Total	1,374	1,492	1,456	1,367	98% - 106%

	'Capex (US$ million) - 2025
	Low - 2025	High - 2025	H1 2025 A	%
Sustaining	40	47	22	55% - 47%
Exploration	10	13	6	60% - 45%
New projects + Expansion	99	106	74	75% - 70%
Total	149	167	102	61% - 68%

9. Shareholder Information

As of June 30, 2025, the Company had the following outstanding: 74,529,362 Common Shares, 1,500,992 stock options, and 189,795 deferred share units.

In subsequent events, during July 2025, the Company issued 8,100,510 common shares. Following these transactions, the Company has a total of 82,629,872 common shares outstanding as of the date of this PRESS RELEASE date.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

11. Attachments

11.1 Financial Statements

(US$ thousand)	Q2 2025	Q1 2025%		Q2 2024%		H1 2025	H1 2024%
Net revenue	190,436	161,804	18%	134,411	42%	352,240	266,489	32%
Cost of goods sold	(86,497)	(83,376)	4%	(83,103)	4%	(169,873)	(168,500)	1%
Gross profit	103,939	78,428	33%	51,308	103%	182,367	97,989	86%
General and administrative expenses	(11,284)	(9,636)	17%	(7,156)	58%	(20,920)	(25,038)	-184%
Exploration expenses	(1,714)	(1,376)	25%	(2,951)	-42%	(3,090)	(4,893)	-37%
Operating income	90,941	67,416	35%	40,826	123%	158,357	77,286	105%
Financial expenses	(59,630)	(121,611)	-51%	(45,102)	32%	181,241	(79,197)	-329%
Other income (expenses)	61	(754)	-108%	1	6000%	(693)	(593)	17%
Profit before income taxes	31,372	(54,949)	-157%	(4,275)	-834%	(23,577)	(2,504)	842%
Current income tax (expense)	(29,551)	(20,814)	42%	(14,612)	102%	(50,365)	(24,755)	103%
Deferred income tax (expense) recovery	6,326	2,514	152%	(6,888)	-192%	8,840	(7,733)	-214%
Total taxes	(23,225)	(18,300)	27%	(21,500)	8%	(41,525)	(32,488)	28%
Profit/(loss) for the period	8,147	(73,249)	-111%	(25,775)	-132%	(65,102)	(34,992)	86%

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

11.2 Balance Sheet

(US$ million)	Q2 2025	Q1 2025	Q2 2024
ASSETS
Current
Cash and cash equivalents	167,938	198,066	191,963
Accounts receivables	4,826	15,666	1,876
Value added taxes and other recoverable taxes	21,292	23,637	35,928
Inventories	80,034	67,876	54,968
Derivative financial instrument	5,395	-	0.045
Other receivables and assets	21,556	2,831	13,831
Total current assets	301,045	333,556	315,495

Non-current assets
Value added taxes and other recoverable taxes	46,329	43,832	15,778
Inventories	23,025	19,265	11,738
Other receivables and assets	4,319	3,741	3,457
Property, plant and equipment	762,566	720,466	516,742
Deferred income tax assets	28,639	18,131	18,772

Total non-current assets	864,878	805,435	566,487

Total assets	1,165.923	1,138.991	881.982

LIABILITIES
Current
Trade and other payables	111,156	103,793	79,537
Derivative financial instruments	26,654	26,578	-
Loans and Debentures	78,786	100,853	98,004
Liability measured at fair value	485	3,829	2,869
Current income tax liabilities	28,507	31,379	8,752
Current portion of other liabilities	14,939	14,711	1,3910
Liabilities directly associated with assets classified as held for sale	2,757	2,757	-

Total current liabilities	267,649	2,839	203,072

Non-current liabilities
Loans and debentures	375,107	366,834	236,413
Liability measured at fair value	17,689	15,537	21,041
Derivative financial instruments	222,901	201,688	75,982
Deferred income tax liabilities	35,925	32,052	1,1180
Provision for mine closure and restoration	6,447	62,212	51,343
Other provisions	28,467	27,872	13,633
Other liabilities	13,951	9,031	17,023
Total non-current liabilities	75,851	715,226	430,702

SHAREHOLDERS' EQUITY
Share capital	633,271	6,105	608,977
Contributed surplus	55,669	55,669	55,494
Accumulated other comprehensive income	(4,812)	(3,607)	2,222
Accumulated losses	(544,364)	(5,227)	(418,485)
Total equity	139,764	13,986	248,208

Total liabilities and equity	1,165,923	1,138,991	881,982

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

11.3 Cash Flow Statement

(US$ thousand)	Q2 2025	Q1 2025	Q2 2024	H1 2025	H2 2025
Cash flows from operating activities
(Loss) for the period	8,147	(73,249)	(25,775)	(65,102)	(34,992)
Items not affecting cash	82,263	155,569	69,846	237,832	132,015
Changes in working capital	3,372	(14,135)	638	(10,764)	(17,133)
Taxes paid	(22,570)	(16,874)	(2,136)	(39,444)	(11,434)
Other assets and liabilities	8,653	(10,082)	11,038	(1,429)	11,007
Net cash generated by operating activities	79,864	41,229	53,612	121,093	79,464

Cash flows from investing activities
Purchase of property, plant and equipment, and other investments	(50,325)	(51,725)	(23,575)	(102,051)	(53,278)
Acquision of investment - Big River Gold	-	-	-	-	-
Acquisition of investment - Altamira Gold Corp	(439)	-	-	-	-
Net cash generated by investing activities	(50,764)	(52,969)	(22,261)	(102,051)	(53,278)

Cash flows from financing activities
Proceeds received from debts	-	-	19,000	-	34,000
Derivatives	-	-	(13,522)	-	(10,654)
Payments of dividends	(29,811)	(18,333)	(25,339)	(48,144)	(25,339)
Acquisition of treasury shares	-	(1,200)	(3,458)	(1,200)	(3,458)
Proceeds and (payments) from exercise of stock options	-	-	-	-	-
Repayment of short term loans	(9,147)	(11,455)	(9,520)	(20,603)	(23,312)
Repayment of other liabilities	(1)	(981)	-	(982)	(825)
Principal payments of lease liabilities	(5,122)	(4,239)	(4,273)	(9,361)	(8,680)
Interest paid on debts	(13,397)	(7,775)	(4,096)	(21,171)	(17,698)
Proceeds from liability (NSR agreement)	(852)	(742)	(1,136)	(1,594)	(1,210)

Net cash generated by financing activities	(55,748)	(44,724)	(42,244)	(100,472)	(57,176)

Increase (decrease) in cash and cash equivalents	(26,648)	(56,465)	(10,893)	(81,429)	(30,891)
Effect of foreign exchange gain (loss) on cash equivalents	(3,480)	1,635	(11,210)	(1,845)	(14,442)
Cash and cash equivalents, beginning of the period	495,931	270,188	214,067	270,189	237,295
Per balance sheet at the end of comparative period	465,804	215,359	191,962	186,915	191,962

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

11.4 Non-GAAP Performance Measures

Set out below are reconciliations for certain non-GAAP financial measures (including non-GAAP ratios) utilized by the Company in this Earnings Release:  Adjusted EBITDA; Adjusted net Income, cash operating costs per gold equivalent ounce sold; AISCs;  Net Debt; and Adjusted EBITDA Margin, which are non-GAAP financial measures. These non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

A. Reconciliation from income for the quarter to Adjusted EBITDA:

(US$ thousand)

(US$ thousand)	Q2 2025	Q2 2024	H1 2025	H1 2024
(Loss)/Profit for the period	8,147	(25,775)	(65,102)	(34,992)
Current tax	29,551	14,612	50,365	24,755
Deferred tax	(6,326)	6,888	(8,840)	7,733
Finance expense	59,630	45,102	181,241	79,197
Other (expense) income	(61)	(1)	693	593
Depletion and amortization	15,283	15,346	29,346	32,090
Adjusted EBITDA	106,224	56,172	187,703	109,376

B. Reconciliation from the consolidated financial statements to cash operating costs per gold equivalent ounce sold:

(US$ thousand)

(US$ thousand)	Q2 2025	Q2 2024	H1 2025	H1 2024
Cost of goods sold	(86,497)	(83,102)	(169,873)	(168,499)
Depletion and amortization	14,948	14,782	28,812	30,891
Subtotal	(71,549)	(68,320)	(141,061)	(137,608)
Gold Equivalent Ounces sold	62,452	63,258	122,943	132,344
Cash costs per gold equivalent ounce sold	1,146	1,080	1,147	1,040

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

C. Reconciliation from the consolidated financial statements to all in sustaining costs per gold equivalent ounce sold:

(US$ thousand)

(US$ thousand)	Q2 2025	Q2 2024	H1 2025	H1 2024
Cost of goods sold	(86,497)	(83,103)	(169,873)	(168,500)
Depletion and amortization	14,948	14,782	28,812	30,891
Subtotal	(71,549)	(68,320)	(141,061)	(137,608)
Adjusted capex	13,993	8,774	26,044	21,189
General and Administrative Expenses	3,746	2,631	7,317	5,456
Lease Payments	1,226	4,273	4,449	8,680
Subtotal	(64,003)	(61,416)	(126,721)	(123,472)
Gold Equivalent Ounces sold (in thousands)	62,452	63,258	122,943	132,344
All In Sustaining costs per ounce sold equivalent ounce sold	1,449	1,328	1,455	1,307

D. Reconciliation from the consolidated financial statements to realized average gold price per ounce sold, net2:

(US$ thousand)

(US$ thousand)	Q2 2025	Q2 2024	H1 2025	H1 2024
Gold Revenue, net of Sales Taxes	127,928	85,171	239,470	173,087
Ounces of gold sold	40,162	38,575	80,197	82,559

Realized average gold price per ounce sold, net	3,185	2,208	2,986	2,097

E. Net Debt:

(US$ thousand)

(US$ thousand)	Q2 2025	Q2 2024	H1 2025	H1 2024
Loans and debentures (current)	78,786	98,004	78,786	98,004
Loans and debentures (non-current)	375,107	236,413	375,107	236,413
Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank)	(5,395)	(45)	(5,395)	(45)
Cash and Cash Equivalents	(167,938)	(191,963)	(167,938)	(191,963)
Net Debt	280,560	142,409	280,560	142,409

(1) Derivative Financial Instrument: only includes the swap related to the Aura Almas Debenture.

F. Adjusted EBITDA Margin3 (Adjusted EBITDA/Revenues):

(US$ thousand)

(US$ thousand)	Q2 2025	Q2 2024	H1 2025	H1 2024
Net Revenue	190,436	134,411	352,240	266,489
Adjusted EBITDA	106,224	55,797	187,703	108,602
Adjusted EBITDA Margin (Adjusted EBITDA/Revenues)	56%	42%	53%	41%

2 Realized average gold price per ounce sold, net is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 17: Non-GAAP Performance Measures in this PRESS RELEASE.

3 Adjusted EBITDA Margin is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 17: Non-GAAP Performance Measures in this PRESS RELEASE.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

G. Adjusted Net Income

(US$ thousand)

(US$ thousand)	Q2 2025	Q2 2024	H1 2025	H1 2024
Income/(Loss) for the period	8,147	(25,775)	(65,102)	(34,992)
Foreign exchange gain (loss)	(2,462)	(11,184)	(5,638)	(13,274)
Gain (loss) on derivative transactions	(24,304)	(11,558)	(124,514)	(33,226)
Loss on settlement of liability with equity instruments	(8,768)	-	(8,768)	-
Deffered taxes over non-monetary items	6,847	(12,447)	10,081	(11,472)
Adjusted Net Income	36,834	9,414	63,737	22,980

Qualifield Person

Farshid Ghazanfari, P.Geo., Mineral Resources and Geology Director for Aura Minerals Inc., has reviewed and approved the scientific and technical information contained within this Press Release and serves as the Qualified Person as defined in NI 43-101 and S-K 1300. All NI 43-101 technical reports related to properties material to Aura are available on SEDAR+ at sedarplus.ca and all S-K 1300 technical report summaries related to properties material to Aura are available on www.sec.gov.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

For more information, please contact:

Investor Relations

ri@auraminerals.com

www.auraminerals.com

CAUTIONARY NOTES AND ADDITIONAL INFORMATION

This Press Release, and the documents incorporated by reference herein, contain certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (together, “forward-looking information”). Forward-looking information relates to future events or future performance of the Company and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of the Company’s properties; the ability of the Company to achieve its long-term outlook and the anticipated timing and results thereof (including the guidance set forth herein); the ability to lower costs and increase production; the economic viability of a project; strategic plans, including the Company’s plans with respect to its properties; the amount of mineral reserves and mineral resources; probable mineral reserves; indicated

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

mineral reserves; inferred mineral reserves; the potential conversion of indicated mineral resources into mineral reserves; the amount of future production over any period; capital expenditures and mine production costs; the outcome of mine permitting; other required permitting; information with respect to the future price of minerals; expected cash costs and AISCs; the Company’s ability expand exploration on its properties; the Company’s ability to obtain assay results; the Company’s exploration and development programs; estimated future expenses; exploration and development capital requirements; the amount of mining costs; cash operating costs; operating costs; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; LOM of certain projects; expectations of gold hedging programs; the implementation of cultural initiatives; expected increases to fleet capacities; non-cash losses translating into cash losses; the ability to continue to finance planned growth; access to additional debt; and the repayment of outstanding balances on revolving credit facilities. Often, but not always, forward-looking information may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “forecasts”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information in this Press Release is based upon, without limitation, the following estimates and assumptions: the ability of the Company to successfully achieve business objectives; the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; cash costs and AISCs; the Company’s ability to expand operations; the Company’s ability to obtain assay results; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash operating costs and other financial metrics; anticipated mining losses and dilution; metals recovery rates; reasonable contingency requirements; the Company’s expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; the Company’s expected ability to develop its projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking information. Specific reference is made to the Company’s most recent AIF for a discussion of some of the factors underlying forward-looking information, which include, without limitation: gold and copper or certain other commodity price volatility; changes in debt and equity markets; the uncertainties involved in obtaining and interpreting geological data; increases in costs; environmental compliance and changes in environmental legislation and regulation; interest rate and exchange rate fluctuations; general economic conditions; political stability; and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking information.

All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update any forward-looking information, no inference should be drawn that it will make additional updates with respect to such or other forward-looking information.

Note to United States Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This Press Release refers to estimated mineral reserves and mineral resources, including inferred mineral resources, indicated mineral resources, measured mineral resources, probable mineral reserves and

AURA Q2 2025 | H1 2025 EARNINGS RESULTS

proven mineral reserves. The mineral reserve estimates were prepared in accordance with Subpart 1300 of Regulation S-K, or “S-K 1300,” using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit. The estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods. The estimate of mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues relating to exploration results, mineral resources, mineral reserves and exploration targets is based on supporting documentation prepared by qualified persons. Technical report summaries for each of our material mining operations have been prepared by qualified persons and have been filed as exhibits to our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission, or the “SEC”. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our technical report summaries. The SEC’s website is http://www.sec.gov.

Additional Information

Additional information relating to the Company, is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/.

AURA Q2 2025 | H1 2025 EARNINGS RESULTS